CERTIFICATE OF QUALIFIED PERSON
Willie Hamilton, P. Eng. AMEC Americas Limited 2020 Winston Park Drive, Suite 700 Oakville, ON, Canada L6H 6X7 Tel: (905) 829.5399 ext. 2071 Fax: (905) 829-3633 willie.hamiton@amec.com

I, Willie Hamilton, P. Eng., am employed as a Senior Mining Engineer with AMEC Americas Limited.

This certificate applies to the technical report entitled “NI 43-101 Technical Report and Preliminary Assessment on the Young-Davidson Property, Matachewan, Canada ” with an effective date of 1 April 2008.

I am a member of Professional Engineers of Ontario. I graduated in 1988 from the University of Alberta with a Bachelor’s degree in Mining Engineering (BSc.) and in 1990 from the University of Alberta with a Master’s degree in Mining Engineering (MSc.).

I have practiced my profession for eighteen years. I have been directly involved in mine design and scheduling of open-pit mines, equipment selection, material handling, long-range and short-range forecast.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101 for this report.

I visited the Young Davidson Property between 5 May and 8 May, 2008. I am responsible for the preparation of Sections 18.1, 18.2, 18.11, 20.4, 20.6, 20.9 and 21.2 of the technical report entitled “NI 43-101 Technical Report and Preliminary Assessment on the Young-Davidson Property, Matachewan, Canada ” dated 1 April, 2008.

I am independent of Northgate Minerals Corporation as independence is described by Section 1.4 of NI 43–101.

I have read NI 43–101 and this report has been prepared in compliance with that Instrument.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

“Signed and Sealed”

Willie Hamilton, P. Eng. Senior Mining Engineer Dated 8 August 2008

AMEC Americas Limited 2020 Winston Park Drive, Suite 700 Oakville, ON L6H 6X7 Tel (905) 829-5400 Fax (905) 829-3633	www.amec.com